EXHIBIT 10.12

   SUMMARY OF MR. LEARNED JEREMIAH HAND'S EMPLOYMENT AGREEMENT WITH THE COMPANY


   On December 1, 2005, Mr. Hand entered into an oral, at-will employment agreement with Wellstone pursuant to which he is paid an annual salary of $300,000 as compensation for his services as Chief Executive Officer. Mr. Hand received $48,000 and the balance of $252,000 to be paid at a later date. In addition, Mr. Hand has been granted options under the 1994 Stock Option Plan as amended, and is eligible to receive additional grants on a going-forward basis.